Management’s Discussion & Analysis
Nuvei Corporation
For the three and nine months ended September 30, 2021 and 2020
(in thousands of US dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This MD&A dated November 9, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements, along with the related notes thereto for the three and nine months ended September 30, 2021 (the “Interim Financial Statements”) as well as with our audited consolidated financial statements and the notes related thereto for the year ended December 31, 2020. The financial information presented in this MD&A is derived from the Interim Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of U.S. dollars, unless otherwise indicated. This MD&A is presented as of the date of the Interim Financial Statements and is current to that date unless otherwise stated.
We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multi jurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Forward-Looking Information
This MD&A contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei's outlook on total volume, revenue and Adjusted EBITDA for the three months and the year ending December 31, 2021. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”,“anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Nuvei’s outlook on revenue and Adjusted EBITDA also constitute “financial outlook” within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include but are not limited to those described under the “Risks Factors” section of the Company’s annual information form filed on March 17, 2021 (the “AIF”).

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Particularly, management's assessments of, and outlook for, total volume, revenue and Adjusted EBITDA set out herein are generally based on the following assumptions: (a) Nuvei's results of operations will continue as expected, (b) the Company will continue to effectively execute against its key strategic growth priorities, despite the current COVID-19 pandemic and measures taken to contain the virus, (c) the Company will continue to retain and grow its existing customer base while adding new customers, (d) the Company will not complete any acquisitions or divestitures, (e) economic conditions will remain relatively stable throughout the period, (f) the industries Nuvei operates in will continue to grow consistent with past experience, (g) there will be no fluctuations in currency exchange rates and volatility in financial markets, (h) there will be no material changes in legislative or regulatory matters, and (i) current tax laws will remain in effect and will not be materially changed. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this MD&A is provided as of the date of this MD&A, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Overview
We are a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth mobile commerce and eCommerce markets. Our focus on technology, innovation and security enables us to design and develop solutions that are tailored for these markets. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless checkout experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we believe our technology platform makes it simple for merchants and partners to securely accept payments in 204 markets worldwide with local acquiring in 45 markets and nearly 150 currencies, for their customers to transact using more than 500 alternative payment methods (“APMs”), and to provide pay-in and payout support for nearly 40 of the world’s leading cryptocurrencies. We leverage our deep industry expertise, thought leadership in mobile commerce and eCommerce payments and fast-growing digital payments sales team to serve merchants of all sizes, from small-and-medium sized businesses (“SMBs”) to large enterprises, operating in some of the most complex verticals across multiple geographic markets. We estimate that Nuvei's combined total addressable market in terms of total volume is approximately $20 trillion across various high-growth verticals, including online retail, online marketplaces, digital goods & services, regulated online gaming, social gaming, financial services and travel.
We are a single source provider of a comprehensive suite of payment solutions. Our solutions are designed to support the entire lifecycle of a transaction across mobile or in-app, online (via application programming interface or multi-feature cashier), unattended and in-store channels while providing what we believe is a superior payments experience. Our solutions include:
•End-to-end processing including multi-currency authorization and settlement;
•Global gateway that is acquirer- and processor-agnostic;
•Turnkey checkout solution designed to increase sales conversions and simplify checkout for consumers;
•Smart routing technology to maximize payment authorization rates;
•Localization capabilities allowing acceptance of nearly 150 currencies, nearly 40 cryptocurrencies and 500 APMs and support of 30 languages (including multiple regional varieties of English);
•Pay-in and payout support for nearly 40 of the world’s leading cryptocurrencies;
•Dynamic currency management solutions;
•Risk and chargeback management and fraud prevention tools;
•Flexible and rapid merchant enrollment, underwriting and onboarding platform;
•Enhanced reconciliation tools that simplify merchants’ cash flow management; and
•Unified reporting regardless of payment type or geographic market.

We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales and strategic platform integrations. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and indirect partners who act as trusted technology providers to our merchants, we believe we are able to serve more merchants globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our merchants and how we can help them grow their sales and in turn our volume with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.
Our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants. We also generate subscription revenue from our business intelligence tools, merchant dashboards and other technology solutions, for which we typically charge flat subscription fees monthly. Our revenue is largely recurring in nature due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our merchants’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in mobile commerce and eCommerce revenue. We believe the depth and breadth of our payment capabilities help merchants establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our merchants, which in turn drive strong retention and significant cross-selling opportunities.

Financial Highlights for Three Months Ended September 30, 2021 Compared to 2020:
•Total volume(a) increased by 88% to $21.6 billion from $11.5 billion, eCommerce represented 83% of total volume(a);
•Revenues increased 96% to $183.9 million from $93.8 million;
•Net income increased by $105.9 million to $28.0 million from a net loss of $77.9 million;
•Adjusted EBITDA(b) increased by 97% to $80.9 million from $41.0 million;
•Adjusted net income(b) increased by 279% to $62.3 million from $16.5 million;
•Net income per diluted share was $0.19 compared to a net loss per diluted share of $0.88; and
•Adjusted net income(b) per diluted share was $0.42 compared to $0.17.
Financial Highlights for the Nine Months Ended September 30, 2021 Compared to 2020:
•Total volume(a) increased by 119% to $64.1 billion from $29.3 billion, eCommerce represented 85% of total volume(a);
•Revenues increased 97% to $512.7 million from $260.3 million;
•Net income increased by $221.0 million to $94.7 million from a net loss of $126.2 million;
•Adjusted EBITDA(b) increased by 102% to $225.8 million from $111.7 million;
•Adjusted net income(b) increased by 319% to $178.0 million from $42.5 million;
•Net income per diluted share was $0.64 compared to net loss per share of $1.49;
•Adjusted net income(b) per diluted share was $1.22 compared to $0.46; and
•Cash flow from operating activities increased to $201.9 million from $49.0 million.
(a)Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company
(b)Adjusted EBITDA and Adjusted net income are non-IFRS measures. See “Non-IFRS Measures”.

Acquisitions
Mazooma
On August 3, 2021, the Company acquired Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including working capital and closing adjustments for this acquisition totaled $54.5 million. The initial consideration included a cash amount of $43.1 million and $11.4 million paid through the issuance of 138,522 Subordinate Voting Shares to the sellers. The purchase price also includes contingent consideration of up to a total maximum consideration, including the initial consideration of $400.0 million Canadian dollars ($315.4 million). The contingent consideration is subject to meeting certain performance metrics over a three-year period.
The acquisition enhances and expands Nuvei’s portfolio of North American payment options with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals, allowing customers to receive payouts immediately into their bank accounts 24/7/365. Mazooma has permissions in 15 states, including 11 vendor registrations and licenses, and holds money transmitter licenses and exemptions in a total of 47 states. Nuvei will now offer Mazooma as an increasingly popular and accepted payment method to its merchant customer base across all industry verticals.
SimplexCC Ltd.
On September 1, 2021, the Company acquired SimplexCC Ltd. (“Simplex”), a leading provider of fiat infrastructure to the digital asset industry, for a cash consideration of $290.6 million including $40.6 million relating to working capital and closing adjustments. The adjustment to the cash consideration is mainly due to the cash balance of $52.8 million held by Simplex at the closing of the acquisition. Simplex delivers the infrastructure for customers using credit and debit cards to buy or sell (i.e. on-ramp/off-ramp capabilities) digital assets, including over 45 cryptocurrencies, non-fungible tokens ("NFTs"), with the ability to support over 50 fiat currencies. Through its proprietary fraud and risk management tools, which are backed by artificial intelligence ("AI") technology, Simplex provides a zero-chargeback guarantee to its customers, resulting in higher conversion rates and better liquidity, and simplifying instant fiat purchases for cryptocurrencies, NFTs and decentralized finance ("DeFi") providers. Nuvei intends to offer Simplex’s advanced capabilities and enhanced solutions to its merchants across all its focus industry verticals, similarly introducing all of Nuvei’s product solutions and capabilities to Simplex’s customers. Simplex processed approximately $500 million of total volume in 2020 and is expected to process more than $2.0 billion of total volume in 2021. Additionally, as a principal member of the Visa network, Simplex has permission to issue Visa cards, giving its customers access to digital currencies daily. Management believes that the acquisition of Simplex will:
•expand Nuvei’s capabilities by adding turnkey simplicity to the process of buying and selling cryptocurrency and converting it back to fiat within a user account – ultimately reducing complexity for merchants and consumers;
•allow Nuvei to offer bespoke anti-money laundering / know your customer solutions, transaction guarantee solutions, and valued added services to 190 liquidity providers and partners; and
•provide Nuvei with an electronic money institution license to offer international bank account number accounts to end users and merchants, which opens up potential opportunities such as banking as a service.

Paymentez
On September 1, 2021, the Company acquired Paymentez LLC (“Paymentez”), a leading payment solution provider in Latin America for cash consideration of $24.5 million. Paymentez provides a breadth of payment solutions to merchants and financial institutions, including gateway, white-labeling, card acquiring and prepaid card options. Paymentez supports high-growth eCommerce verticals including online games, delivery platforms, mobility, transportation, sports, as well as other segments throughout Latin America. Paymentez provides direct connectivity in eleven countries, with local acquiring in nine countries (Mexico, Ecuador, Venezuela, Colombia, Brazil, Peru, Argentina, Uruguay and Chile), supports more than 80 local and alternative payment methods, including bank transfer, electronic wallets, instant payment network as well as the most relevant cash networks, to provide a comprehensive local payment platform for more than 4,000 merchants in the region.
Nasdaq listing
On October 8, 2021, Nuvei completed its Nasdaq listing in the United States, issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of $123.14 per Subordinated Voting Share, for aggregate gross proceeds of approximately $424.8 million. In connection with this offering, Nuvei's Subordinate Voting Shares started trading in U.S. dollars on the Nasdaq under the symbol "NVEI". Following the Nasdaq listing, on October 13, 2021, Nuvei voluntarily delisted its "NVEI.U" U.S. dollar ticker from the TSX. Nuvei's Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol "NVEI".
Executive Compensation
CEO Grants
In recognition of his instrumental role in the Company’s achievements to date as well as the significant potential impact he is anticipated to make towards achieving the Company’s strategic and business goals going forward, the board of directors of the Company (the “Board”) granted Philip Fayer, the Company’s Founder, Chair and Chief Executive Officer, special awards consisting of 665,000 Performance Share Units (the “PSUs”) and 2,200,000 options to acquire Subordinate Voting Shares pursuant to our Company’s omnibus incentive plan dated February 3, 2021 (the “Omnibus Plan”) upon the closing of its initial public offering in the United States on October 8, 2021 (collectively, the “CEO Grants”).
The CEO Grants are designed to provide both multi-year retention incentives and to align Company strategy and achievement of business and operating objectives with long-term shareholder value creation. The Company believes that a payout of the CEO Grants at or above each threshold performance level would result in significant value realized by its shareholders over the performance period due to the rigorous share price hurdles applicable to the CEO Grants, as described below. The Board has obtained a recommendation from the Company’s Governance, Human Resources and Compensation Committee, with the input of its independent compensation consultant, Compensia, Inc. with respect to the CEO Grants.
Vesting Conditions
The PSUs and the options will be earned and will vest upon the satisfaction of both a performance-based vesting condition and a time-based vesting condition. The performance condition applicable to the PSUs will be earned based on the Company’s achievement of a specified share price hurdle representing a share price increase of 50% over the share price on the date of the grant (and subject to antidilution adjustments), during the performance period beginning on the date of grant and ending on the business day preceding December 31, 2024 (the “Unit Restriction Period”). The time-based condition applicable to the PSUs will be satisfied in installments as follows, subject to Mr. Fayer’s continued employment as Chief Executive Officer of the Company through vesting date: 33.33% of the PSUs will vest on each of the first, second, and third anniversaries of the grant date.
The performance condition applicable to the options will be earned as follows, provided such conditions are met prior to the date that is six years from the date of the grant: 50% of the options shall performance vest upon the Company’s achievement of a specified share price hurdle representing a share price increase of 100% over the exercise price, and 50% of the options shall performance vest upon the Company’s achievement of a specified share price hurdle representing 200% over the exercise price (in each case, subject to anti-dilution adjustments). The options have an exercise price equal to the closing price of Subordinate Voting Shares on the TSX on the trading day immediately preceding the date of grant.

The time-based condition applicable to the options will be satisfied in installments as follows, subject to Mr. Fayer’s continued employment as Chief Executive Officer of the Company through each applicable vesting date: 25% of the options will time vest on each of the first, second, third and fourth anniversary of the grant date. The options shall have a term of ten years, subject to early expiry in the event that the performance hurdles have not been achieved within the six year time frame.
Achievement of the applicable share price hurdle will occur on the date that the Company certifies that the average closing price per share of the Company’s Subordinate Voting Shares, as reported on the Nasdaq, during any 45 consecutive trading day period during the performance period exceeded the applicable share price hurdle for such tranche. Such achievement will be reviewed, and any certifications will be made, within 30 days after the end of each fiscal quarter of the Company. Any PSUs for which both the performance condition and the time-based condition have been satisfied will be settled in Subordinate Voting Shares as soon as practicable, but in any event no later than the end of the Unit Restriction Period. Any PSUs or options for which the threshold share price hurdle is not achieved prior to the end of the performance period will be forfeited in their entirety.
The applicable share price hurdles will be adjusted to reflect any subdivision, consolidation, reclassification, reorganization or similar event under the Omnibus Plan. The terms of the Omnibus Plan are described in further detail under “Executive Compensation – Long Term Incentive Plans” of our management information circular dated April 26, 2021.
Early Termination
In the event that Mr. Fayer is terminated other than for cause, death or incapacity, all vested PSUs and options shall expire on the earlier of (i) 90 days after the effective date of termination; and (ii) the expiry date of such PSUs and options, and all PSUs and options that have not yet vested shall expire immediately upon such termination. In the event that Mr. Fayer is terminated for cause, all vested and unvested PSUs and options shall terminate effective as of the date of termination. If Mr. Fayer retires or resigns, all vested and unvested PSUs and options shall terminate effective as of the date of resignation.
In the case of death or disability, all vested PSUs and options shall expire on the earlier of (i) 90 days after the effective date of such event; and (ii) the expiry date of such PSUs and options, and all PSUs and options that have not yet vested shall expire immediately upon such event.
In the event of a Change in Control (as defined in the Omnibus Plan), any portion of the PSUs or options, as applicable, for which the share price hurdle has not been previously satisfied will be deemed earned to the extent the price per share (plus the value of any other consideration received by the Company’s shareholders) pursuant to such change of control transaction equals or exceeds the share price hurdle applicable to such PSUs or options, as applicable. If the transaction price falls between the two price hurdles applicable to the options, a pro rata portion of the tranche of options that is subject to the higher of such two price hurdles will be deemed earned using linear interpolation, and any other options will be forfeited in their entirety.
Clawback Policy
On October 4, 2021, the Company implemented a formal clawback policy as an additional approach to mitigate compensation risk. The clawback policy enables the Board to require reimbursement of all or a portion of compensation received by an executive officer pursuant to awards made under the Company’s short-term and long term incentive plans in the event of either of the following: (a) There has been a restatement of the Company’s financial statements; and the amount of the incentive compensation paid or awarded to an Executive Officer would have been lower if it was calculated based on the achievement of certain financial results that were subsequently the subject of or affected by the restatement of the Company’s financial statements; or (b) the executive officer engaged in misconduct (including fraud, negligence, or material noncompliance with legal requirements or the Company’s Code of Ethics).
Impact of COVID-19 on our Operations
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, many governments, states, cities and other geographic regions implemented preventive or protective actions such as travel bans and restrictions, temporary closures of businesses, quarantines or shelter-in-place orders or total lock-down orders. The pandemic has disrupted the economy and put unprecedented strains on the government health care systems, businesses and individuals around the world.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. In response to the COVID-19 pandemic, we adopted a “people-first” approach, prioritizing the health and safety of our employees and local communities and quickly deploying all employees to a “work from home” model. There were no employee layoffs or furloughs because of the COVID-19 pandemic. We implemented our business continuity plan, which included merchant portfolio management (enhanced review and monitoring of merchants in affected industries; amended billing process from monthly to daily) and supply chain management (outreach to ensure continuity of service or supply; negotiated discounts where applicable). The negative impact of the COVID-19 pandemic on our business and the result disclosed in our Interim Financial Statements has been limited. Nuvei’s strong presence in eCommerce (representing approximately 85% of its volume in the nine months ended September 30, 2021), helped mitigate any negative impact of the pandemic on its operations.
There continues to be uncertainty regarding the duration and magnitude of the COVID-19 pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates. Please refer to the section entitled “Risks Relating to Our Business and Industry – The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition” of our AIF, for additional detail on how COVID-19 may impact our future results.
Non-IFRS Measures
Nuvei’s Interim Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, namely Adjusted EBITDA, Transaction adjusted revenue, Adjusted net income, Adjusted net income per basic share, and Adjusted net income per diluted share. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA, Transaction adjusted revenue, Adjusted net income, Adjusted net income per basic share, and Adjusted net income per diluted share are used to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. The Company’s management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Nuvei’s management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. The Company’s management believes Adjusted EBITDA, Transaction adjusted revenue, Adjusted net income, Adjusted net income per basic share and Adjusted net income per diluted share are important supplemental measures of Nuvei’s performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments, loss (gain) on foreign currency exchange, and legal settlement and other.

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
(In thousands of U.S. dollars)	$	$	$	$

Net income (loss)	28,002	(77,869)	94,706	(126,247)
Finance cost	5,131	101,255	11,878	156,597
Finance income	(538)	(1,375)	(2,309)	(4,170)
Depreciation and amortization	23,152	16,931	64,890	51,264
Income tax expense	6,202	3,505	17,381	3,979
Acquisition, integration and severance costs (a)	7,218	2,418	17,058	5,296
Share-based payments (b)	11,187	6,472	20,245	7,207
Loss (gain) on foreign currency exchange	727	(9,544)	1,973	17,889
Legal settlement and other (c)	(138)	(802)	(42)	(146)
Adjusted EBITDA (d)	80,943	40,991	225,780	111,669
Advance from third party - merchant residual received (e)	1,854	3,848	7,720	9,516
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and the nine months ended September 30, 2021, those expenses were $0.7 million and $10.5 million respectively ($2.0 million and $5.2 million for the three months and the nine months ended September 30, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and the nine months ended September 30, 2021, those expenses were $6.3 million ($0.2 million and $0.7 million for the three months and the nine months ended September 30, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses, which was nil for the three months and the nine months ended September 30, 2021 (nil for the three months ended September 30, 2020 and a gain of $1.3 million for the nine months ended September 30, 2020).
(iv)severance and integration expenses. For the three months and the nine months ended September 30, 2021, integration expenses were $0.3 million ($0.2 million and $0.6 million for the three months and the nine months ended September 30, 2020). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(c)This line item primarily represents legal settlements and associated legal costs incurred outside of the normal course of business, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.
(d)Adjusted EBITDA is a non-IFRS measure that the Company uses to assess its operating performance and cash flows.
(e)Commencing in 2018, the Company entered into various agreements with a single third-party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts.
Reconciliation of Transaction Adjusted Revenue to Revenue
Transaction adjusted revenue means, for any period, revenue adjusted to (i) add revenue of acquired businesses for a portion of such period matching the portion of the current period for which the business was owned, and (ii) subtract revenue of divested businesses for the portion of such period matching the portion of the current year for which the business was not owned.

In prior periods, the Company presented a reconciliation of pro forma transaction adjusted revenue to revenue, which included the revenue from acquisitions as if acquisitions had occurred at the beginning of the comparative period. As the Company continues to execute on its acquisition strategy, including completing three in-year acquisitions during the third quarter of 2021, we decided to review our key performance indicators with respect to business acquisitions and divestitures. Transaction adjusted revenue and similar measures are used by other companies as a means of evaluating a company’s performance and help provide insight on organic and acquisition-related growth. The Company believes this measure presents more useful information about organic growth in the current period. This change had no material impact on the figures presented in the first six months in 2021.
The following table reconciles Transaction adjusted revenue to revenue for the period indicated:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
(In thousands of U.S. dollars)	$	$	$	$

Revenue	183,932	93,755	512,651	260,319
Adjustments for acquired or divested businesses(a)(b)	n.a.	25,308	n.a.	66,100
Transaction adjusted revenue	n.a.	119,063	n.a.	326,419
(a) The Company acquired Smart2Pay Technology & Services B.V on November 2, 2020, Base Commerce LLC on January 1, 2021, Mazooma on August 3, 2021, and Simplex and Paymentez on September 1, 2021. In May 2020, the Company disposed of CreditGuard.
(b) See "Risk Factors" for more information.
Reconciliation of Adjusted Net Income to Net Income (Loss)
Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares and accelerated amortization of deferred transaction costs and legal settlement and other.

The following table reconciles Adjusted net income to net income (loss) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
(In thousands of U.S. dollars except for per share amounts)	2021	2020	2021	2020
	$	$	$	$

Net income (loss)	28,002	(77,869)	94,706	(126,247)
Change in redemption value of liability-classified common and preferred shares (a)	—	58,952	—	76,438
Accelerated amortization of deferred transaction costs	—	24,491	—	24,491
Amortization of acquisition-related intangible assets (b)	20,042	14,161	56,151	43,211
Acquisition, integration and severance costs (c)	7,218	2,418	17,058	5,296
Share-based payments (d)	11,187	6,472	20,245	7,207
Loss (gain) on foreign currency exchange	727	(9,544)	1,973	17,889
Legal settlement and other (e)	(138)	(802)	(42)	(146)
Adjustments	39,036	96,148	95,385	174,386
Income tax expense related to adjustments (f)	(4,697)	(1,824)	(12,083)	(5,645)
Adjusted net income (g)	62,341	16,455	178,008	42,494

Weighted average number of common shares outstanding
Basic	139,252,523	89,217,178	138,728,421	86,153,927
Diluted	144,006,451	93,406,685	143,452,170	88,593,632
Adjusted net income per share attributable to common shareholders of the Company (h)
Basic	0.44	0.18	1.26	0.47
Diluted	0.42	0.17	1.22	0.46
(a)This line item represents change in redemption value related to shares classified as liabilities prior to the Company’s TSX listing. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.
(b)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and from the acquisition of all the outstanding shares of Pivotal Holdings Ltd. by Nuvei in September 2017.
(c)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and the nine months ended September 30, 2021, those expenses were $0.7 million and $10.5 million respectively ($2.0 million and $5.2 million for the three months and the nine months ended September 30, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and the nine months ended September 30, 2021, those expenses were $6.3 million ($0.2 million and $0.7 million for the three months and the nine months ended September 30, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses, which was nil for the three months and the nine months ended September 30, 2021 (nil for the three months ended September 30, 2020 and a gain of $1.3 million for the nine months ended September 30, 2020).
(iv)severance and integration expenses. For the three months and the nine months ended September 30, 2021, integration expenses were $0.3 million ($0.2 million and $0.6 million for the three months and the nine months ended September 30, 2020). These expenses are presented in selling, general and administrative expenses.
(d)These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(e)This line item primarily represents legal settlements and associated legal costs incurred outside of the normal course of business, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.
(f)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(g)Adjusted net income is a non-IFRS measure that the Company uses to further assess its operating performance.
(h)Adjusted net income per diluted share is calculated using share-based awards outstanding at the end of each period on a fully diluted basis if they were in-the-money at that time.

Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total Volume: We believe total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume encompasses both acquiring volume, where we are in the flow of funds in the settlement transaction cycle, and gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in total volume will generally impact our revenue.
Transaction Adjusted Volume: Transaction adjusted volume helps provide insight on organic and acquisition-related growth. The Company believes this measure presents useful information about organic growth in the current period. Transaction adjusted volume means, for any period, total volume adjusted to (i) add volume of acquired businesses for a portion of such period matching the portion of the current period for which the business was owned, and (ii) subtract volume of divested businesses for the portion of such period matching the portion of the current year for which the business was not owned.
Outlook
For the three months and year ending December 31, 2021, Nuvei anticipates total volume(a), revenue and Adjusted EBITDA(b) to be in the ranges below. Considering the strong performance during the three months ended September 30, 2021, where Nuvei exceeded the previously anticipated revenue and Adjusted EBITDA(b) outlook, and taking into consideration the continuing momentum in the business, management is raising the financial outlook for the year ending December 31, 2021. The updated financial outlook, and specifically the Adjusted EBITDA(b), reflects the Company’s strategy to accelerate its investment in distribution, marketing, innovation, technology as well as the infrastructure resulting from the recent acquisition of Mazooma. The Company expects these investments will support its growth plan. The financial outlook also includes the recently completed acquisitions of Simplex and Paymentez.
The financial outlook is fully qualified and based on a number of assumptions described under the heading “Forward-Looking Information” of this MD&A. Nuvei's outlook also constitute "financial outlook" within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company's financial performance and measuring progress toward management's objectives and the reader is cautioned that it may not be appropriate for other purposes.

	Three months ending December 31, 2021	Year ending December 31, 2021
(In U.S. dollars)	$	$	$
		Previous	Updated
Total volume (a) (in billions)	25.5 - 26.5	88 - 91	90 - 91
Revenue (in millions)	204 - 210	690 - 705	717 - 723
Adjusted EBITDA (b) (in millions)	86 - 90	295 - 305	312 - 316
(a) Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Key Performance Indicator”.
(b) Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS Measures”.

Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Growth with our Existing Merchants. Our success is directly correlated with our merchants’ success. We focus on the high-growth mobile and eCommerce markets and we will grow alongside our existing merchants as they grow their business and expand into new markets. In addition, our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our merchants increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Ability to Acquire New Merchants and Partners. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. We have significant sales and marketing experience in capturing and serving SMBs in North America and large enterprises in Europe. We intend to leverage this experience and enable merchant base expansion by targeting large enterprises in North America, with a focus in the mobile commerce and eCommerce channels. Key to our success in achieving merchant base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of distribution partners.
Ability to Expand in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific and Latin America. Our expansion has also been driven by the needs of our merchants. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy and achieving global presence and connectivity across all targeted markets.
Investment in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our merchants and their customers. Further investment in this platform is necessary to expand and keep technologically current our portfolio of services to our merchants. Close collaboration with our merchants through ongoing communication and feedback loop is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Ability to Maintain and Add to our Acquiring Bank Relationships. We have built strong relationships with acquiring banks in North America. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our merchant base will be a key enabler in the pursuit of our growth strategies.
Adapt to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change, we will continue to upskill and modify, as appropriate, our merchant underwriting, risk management, know your client and anti money laundering capabilities, in as seamless as possible a manner to minimize disruption to our merchants’ businesses.
Successful Execution on Recent and Future Acquisitions. We intend to augment our organic growth with strategic and tactical acquisitions. Critical to our success is continuing to be highly disciplined in integrating recent acquisitions, such as the Mazooma, Smart2Pay, Base Commerce, Simplex and Paymentez acquisitions, as well as future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.
Economic Conditions and Resulting Consumer Spending Trends. Changes in macro-level consumer spending trends, including COVID-19, could affect the total volume processed on our platform, thus resulting in fluctuations in our revenue.

Key Components of Results of Operations
Revenue
Merchant Transaction and Processing Services. Revenues from the Company’s merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial institutions and other merchant acquirers, the terms of which generally range from three to five years. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.
The Company’s transaction and processing services revenues are primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
The Company presents revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.
Other Revenue. The Company may sell hardware (“point-of-sale equipment”) as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third party vendors and holds the hardware in inventory until purchased by a customer.
For more information on our revenue recognition policies, refer to Note 3 of the annual consolidated financial statements for the year ended December 31, 2020 (the “Consolidated Financial Statements”).
Cost of Revenue
Processing Costs. Processing fees consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue.
Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) depreciation and amortization, and (iii) employee compensation.
Commissions. Commissions are comprised of incentives paid to third party agents for referring merchants.
Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.
Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies and partner and merchant relationships that are acquired by the Company. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.
Employee Compensation. Employee compensation consists of salaries and benefits (excluding share-based payments which is disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.

Selling, general and administrative expenses also consists of transaction losses, professional fees, share-based payments, contingent consideration adjustments and other expenses.
We anticipate increases in general and administrative expenses as we invest in our sales force and incur the costs of compliance associated with being a dual-listed public company, including increased accounting and legal expenses. Please refer to the section entitled “Risks Relating to Regulation” of our AIF.
Net Finance Costs
Net finance costs primarily represent amounts associated with:
Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on (i) term loans outstanding under the credit facilities and (ii) unsecured convertible debenture issued by the Company to certain of its shareholders as part of the SafeCharge acquisition, which were partially redeemed in December 2019 and the remainder converted into shares or redeemed with the TSX listing proceeds.
Interest Income on Advances to Third Parties. Commencing in the year ended December 31, 2018, the Company issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, the Company acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts will flow through the consolidated statement of profit or loss.
Loss (gain) on Foreign Currency Exchange
Loss (gain) on foreign currency exchange results from monetary items that are held by Nuvei or its subsidiaries in a currency different than their functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.
Income Tax Expense
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations
The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and the nine months ended September 30, 2021 and 2020:

	Three months ended September 30		Nine months ended September 30
(In thousands of U.S. dollars except for share and per share amounts)	2021	2020	2021	2020
	$	$	$	$

Revenue	183,932	93,755	512,651	260,319
Cost of revenue	38,332	17,007	98,640	45,736
Gross profit	145,600	76,748	414,011	214,583

Selling, general and administrative expenses	106,076	60,776	290,382	166,535
Operating profit	39,524	15,972	123,629	48,048

Finance income	(538)	(1,375)	(2,309)	(4,170)
Finance costs	5,131	101,255	11,878	156,597

Net finance costs	4,593	99,880	9,569	152,427
Loss (gain) on foreign currency exchange	727	(9,544)	1,973	17,889

Income (loss) before income tax	34,204	(74,364)	112,087	(122,268)
Income tax expense	6,202	3,505	17,381	3,979
Net income (loss)	28,002	(77,869)	94,706	(126,247)

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	(9,572)	(8,849)	(20,111)	14,461
Comprehensive income (loss)	18,430	(86,718)	74,595	(111,786)

Net income (loss) attributable to:
Common shareholders of the Company	26,841	(78,579)	91,485	(127,956)
Non-controlling interest	1,161	710	3,221	1,709
	28,002	(77,869)	94,706	(126,247)

Comprehensive income (loss) attributable to:
Common shareholders of the Company	17,269	(87,428)	71,374	(113,495)
Non-controlling interest	1,161	710	3,221	1,709
	18,430	(86,718)	74,595	(111,786)

Weighted average number of common shares outstanding (a)
Basic	139,252,523	89,217,178	138,728,421	86,153,927
Diluted	144,006,451	89,217,178	143,452,170	86,153,927
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.19	(0.88)	0.66	(1.49)
Diluted	0.19	(0.88)	0.64	(1.49)
(a)The weighted average number of common shares outstanding for the three and nine months ended September 30, 2020 has been adjusted to take into consideration the Reorganization discussed in Note 17 of the Consolidated Financial Statements.

The following table summarize our volume by region for the three months and the nine months ended September 30, 2021 and 2020:

	Three months ended September 30			Nine months ended September 30
(In billions of U.S. dollars)	2021	2020	Change	2021	2020	Change
	$	$	%	$	$	%

North America	10.4	4.8	118	30.9	12.8	141
Europe, Middle East and Africa	10.2	6.3	62	30.8	15.3	102
Asia-Pacific	0.5	0.2	140	1.2	0.6	92
Latin America	0.5	0.2	93	1.2	0.6	87
	21.6	11.5	87	64.1	29.3	119
Results of Operations for the Three Months Ended September 30, 2021 and 2020
Revenue

	Three months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Revenue	183,932	93,755	90,177	96
For the three months ended September 30, 2021, revenue increased by $90.2 million or 96% as compared to the three months ended September 30, 2020. The increase in revenue is primarily due to the increase in volume driven by organic growth and, to a lesser extent, the Company's acquisitions.
Total volume increased to $21.6 billion for the three months ended September 30, 2021 from $11.5 billion in the three months ended September 30, 2020, an increase of $10.1 billion or 88%.
Transaction adjusted volume was $15.8 billion for the three months ended September 30, 2020, compared to total volume of $21.6 billion for the three months ended September 30, 2021, resulting in an increase of $5.8 billion or 37%.
Transaction adjusted revenue was $119.1 million for the three months ended September 30, 2020 compared to revenue of $183.9 million for the three months ended September 30, 2021, resulting in an increase of $64.9 million or 54%. See "Non-IFRS Measures".
Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Three months ended September 30		Change
	2021	2020	$	%
Cost of revenue	$38,332	$17,007	21,325	125
As a percentage of revenue	20.8%	18.1%
For the three months ended September 30, 2021, cost of revenue increased by $21.3 million or 125% as compared to the three months ended September 30, 2020 primarily due to the increase in processing costs.
The increase in processing costs is primarily driven by organic growth and the inclusion of acquired businesses. Cost of revenue as a percentage of revenue increased from 18.1% for the three months ended September 30, 2020 to 20.8% for the three months ended September 30, 2021 mainly due to Smart2Pay and Simplex having a higher cost of revenue than Nuvei’s operation due to costs associated with its merchant servicing model.

Selling, General and Administrative Expenses

	Three months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Selling, general and administrative expenses
Commissions	31,867	17,396	14,471	83
Depreciation and amortization	23,152	16,931	6,221	37
Employee compensation	30,597	15,129	15,468	102
Professional fees	3,054	2,835	219	8
Share-based payments	11,187	6,472	4,715	73
Other	6,219	2,013	4,206	209
	106,076	60,776	45,300	75
For the three months ended September 30, 2021, selling, general and administrative expenses increased by $45.3 million or 75% as compared to the three months ended September 30, 2020 primarily due to the following:
Commissions. During the three months ended September 30, 2021, commission expense increased by $14.5 million or 83% as compared to the three months ended September 30, 2020. The increase was primarily due to the acquisition of Base Commerce in January 2021, as well as organic revenue growth.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended September 30, 2021 increased by $6.2 million or 37% as compared to the three months ended September 30, 2020. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the Company's acquisitions.
Employee Compensation. During the three months ended September 30, 2021, employee compensation increased by $15.5 million or 102% as compared to the three months ended September 30, 2020. The increase mainly reflects higher headcount, mainly due to organic growth, including those in direct sales and account management to drive future growth and execute on our strategy. The Company's acquisitions also resulted in an increase in headcount, employee compensation and acquisition-related compensation. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration.
Professional Fees. For the three months ended September 30, 2021, professional fees increased by $0.2 million as compared to the three months ended September 30, 2020. The increase was primarily due to costs related to acquisition activities as the Company completed the acquisitions of Mazooma, Simplex and Paymentez in the third quarter.
Share-based Payments. For the three months ended September 30, 2021, share-based payments increased by $4.7 million as compared to the three months ended September 30, 2020. This was primarily driven by options, restricted share units and performance share units granted in 2021 under the Omnibus Incentive Plan.
Other. For the three months ended September 30, 2021, other expenses increased by $4.2 million compared to the three months ended September 30, 2020, which included a $0.8 million favorable adjustment to contingent consideration. The increase is mostly due to higher information technology and directors and officers ("D&O") insurance expenses.

Net Finance Costs

	Three months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Finance income
Interest on advances to third parties	(538)	(1,375)	837	61
Finance costs
Interest on loans and borrowings and unsecured debentures	5,009	42,131	(37,122)	(88)
Change in redemption amount of shares	—	58,952	(58,952)	(100)
Other	122	172	(50)	(29)
Net finance costs	4,593	99,880	(95,287)	(95)
During the three months ended September 30, 2021, net finance costs decreased by $95.3 million as compared to the three months ended September 30, 2020. The decrease was primarily due to the following items:
Interest on Loans and Borrowings and Unsecured Debentures. The decrease of $37.1 million was mainly due to a decrease of $30.1 million in interest expense on loans and borrowings and $7.0 million on unsecured debentures. This was due to the accelerated repayment of loans and borrowings and unsecured debentures in September 2020 following the TSX listing.
Change in Redemption Amount of Shares. The decrease of $59.0 million was primarily due to the revaluation of liability classified Class A common shares in 2020. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. Refer to the Consolidated Financial Statements for more information.
Loss (gain) on Foreign Currency Exchange

	Three months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Loss (gain) on foreign currency exchange	727	(9,544)	10,271	n.m.
Loss on foreign currency exchange for the three months ended September 30, 2021 was $0.7 million compared to a gain of $9.5 million for the three months ended September 30, 2020. This was mainly due to lower foreign currency exposure following the September 2020 accelerated repayment of the U.S. denominated debt held in our Canadian subsidiary.
Income Taxes

	Three months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Income tax expense	6,202	3,505	2,697	77
Income tax expense for the three months ended September 30, 2021 was $6.2 million on income before income tax of $34.2 million, representing an effective tax rate of 18.1% for the period.

Results of Operations for the Nine Months Ended September 30, 2021 and 2020
Revenue

	Nine months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Revenue	512,651	260,319	252,332	97%
For the nine months ended September 30, 2021, revenue increased by $252.3 million or 97% as compared to the nine months ended September 30, 2020. The increase is primarily due to total volume organic growth and, to a lesser extent, the Company's acquisitions.
Total volume increased from $29.3 billion for the nine months ended September 30, 2020 to $64.1 billion in the nine months ended September 30, 2021, an increase of $34.7 billion or 119%.
Transaction adjusted volume was $42.2 billion for the nine months ended September 30, 2020, compared to total volume of $64.1 billion for the nine months ended September 30, 2021, representing an increase of $21.8 billion or 52%.
Transaction adjusted revenue was $326.4 million for the nine months ended September 30, 2020, compared to revenue of $512.7 million for the nine months ended September 30, 2021, representing an increase of $186.2 million or 57%. See "Non-IFRS Measures".
Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Nine months ended September 30		Change
	2021	2020
Cost of revenue	98,640	$45,736 $	52,904	$116%
As a percentage of revenue	19.2%	17.6%
For the nine months ended September 30, 2021, cost of revenue increased by $52.9 million or 116% as compared to the nine months ended September 30, 2020 due to an increase of $53.4 million in processing costs, partly offset by a decrease in cost of goods sold of $0.5 million.
The increase in processing costs is mainly driven by organic growth and the inclusion of Smart2Pay as of November 2020 and Base Commerce as of January 2021. Cost of revenue as a percentage of revenue increased from 17.6% for the nine months ended September 30, 2020 to 19.2% for the nine months ended September 30, 2021 due to Smart2Pay having a higher cost of revenue compared to Nuvei’s operations due to costs associated with its merchant servicing model.

Selling, General and Administrative Expenses

	Nine months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Selling, general and administrative expenses
Commissions	97,108	49,307	47,801	97
Depreciation and amortization	64,890	51,264	13,626	27
Employee compensation	74,634	42,847	31,787	74
Professional fees	16,496	7,439	9,057	122
Share-based payments	20,245	7,207	13,038	181
Other	17,009	8,471	8,538	101
	290,382	166,535	123,847	74
For the nine months ended September 30, 2021, selling, general and administrative expenses increased by $123.8 million or 74% as compared to the nine months ended September 30, 2020 primarily due to the following:
Commissions. During the nine months ended September 30, 2021, commission expense increased by $47.8 million or 97% as compared to the nine months ended September 30, 2020. The increase was due to the acquisition of Base Commerce in January 2021 as well as the increase in commission-based volume from organic growth.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the nine months ended September 30, 2021 increased by $13.6 million or 27% as compared to the nine months ended September 30, 2020. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the Company's acquisitions.
Employee Compensation. During the nine months ended September 30, 2021, employee compensation increased by $31.8 million or 74% as compared to the nine months ended September 30, 2020. The increase mainly reflects higher headcount, mainly due to organic growth, including those in direct sales and account management to drive future growth and execute on our strategy. The inclusion of acquired businesses also resulted in an increase in headcount, employee compensation and acquisition-related compensation. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration.
Professional Fees. For the nine months ended September 30, 2021, professional fees increased by $9.1 million or 122% as compared to the nine months ended September 30, 2020. The increase was primarily due to costs related to acquisition activities as well as acquisition and integration costs related to Base Commerce, Mazooma, Simplex and Paymentez.
Share based Payments. For the nine months ended September 30, 2021, share-based payments increased by $13.0 million as compared to the nine months ended September 30, 2020. This was primarily driven by options, restricted share units and performance share units granted under the Omnibus Incentive Plan at the initial TSX listing in 2020 as well as share-based payments issued during the current year.
Other. For the nine months ended September 30, 2021, other expenses increased by $8.5 million compared to the nine months ended September 30, 2020 primarily due to an increase in information technology and D&O insurance expenses in 2021 as well as a $2.1 million favorable adjustment to contingent consideration in the comparative period.

Net Finance Costs

	Nine months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Finance income
Interest on advances to third parties	(2,309)	(4,170)	1,861	45
Finance costs
Interest on loans and borrowings and unsecured debentures	11,460	79,927	(68,467)	(86)
Change in redemption amount of shares	—	76,438	(76,438)	(100)
Other	418	232	186	80
Net finance costs	9,569	152,427	(142,858)	(94)
During the nine months ended September 30, 2021, net finance costs decreased by $142.9 million as compared to the nine months ended September 30, 2020. The decrease was primarily due to the following items:
Interest on Loans and Borrowings and Unsecured Debentures. The decrease of $68.5 million was mainly due to a decrease of $53.0 million in interest expense on loans and borrowings and $15.5 million on unsecured debentures. This was due to the accelerated repayment of loans and borrowings and unsecured debentures in September 2020 following the TSX listing as well as lower interest rates negotiated under the amended and restated credit facility.
Change in Redemption Amount of Shares. The decrease of $76.4 million was primarily due to the revaluation of liability classified Class A common shares in 2020. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. Refer to the Consolidated Financial Statements for more information.
Loss on Foreign Currency Exchange

	Nine months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Loss on foreign currency exchange	1,973	17,889	(15,916)	(89)
Loss on foreign currency exchange for the nine months ended September 30, 2021 was $2.0 million compared to a loss of $17.9 million for the nine months ended September 30, 2020. This was mainly due to lower foreign currency exposure following the September 2020 accelerated repayment of the U.S. denominated debt held in our Canadian subsidiary.
Income Taxes

	Nine months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Income tax expense	17,381	3,979	13,402	n.m.
Income tax expense for the nine months ended September 30, 2021 was $17.4 million on income before income tax of $112.1 million, representing an effective tax rate of 15.5% for the period.

Summary of Quarterly Results and Trend Analysis

(In thousands of U.S. dollars except for per share amounts)	Three months ended
	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
	2021	2021	2021	2020	2020	2020	2020	2019
	$	$	$	$	$	$	$	$
Revenue	183,932	178,239	150,480	115,906	93,755	83,325	83,239	79,659
Cost of revenue	38,332	33,124	27,184	23,521	17,007	13,561	15,168	13,074
Gross profit	145,600	145,115	123,296	92,385	76,748	69,764	68,071	66,585

Selling, general and administrative expenses	106,076	95,870	88,436	68,434	60,776	50,893	54,866	54,680
Operating profit	39,524	49,245	34,860	23,951	15,972	18,871	13,205	11,905

Finance income	(538)	(912)	(859)	(1,257)	(1,375)	(1,449)	(1,346)	(1,130)
Finance costs	5,131	3,432	3,315	2,494	101,255	24,083	31,259	30,997

Net finance costs	4,593	2,520	2,456	1,237	99,880	22,634	29,913	29,867
Loss (gain) on foreign currency exchange	727	1,691	(445)	1,029	(9,544)	(18,286)	45,719	(10,725)

Income (loss) before income tax	34,204	45,034	32,849	21,685	(74,364)	14,523	(62,427)	(7,237)
Income tax expense (recovery)	6,202	6,120	5,059	(892)	3,505	558	(84)	(4,160)
Net income (loss)	28,002	38,914	27,790	22,577	(77,869)	13,965	(62,343)	(3,077)

Net income (loss) per share attributable to common shareholders of the Company
Basic	0.19	0.27	0.19	0.16	(0.88)	0.16	(0.74)	(0.05)
Diluted	0.19	0.26	0.19	0.16	(0.88)	0.15	(0.74)	(0.05)
Adjusted EBITDA (a)	80,943	79,375	65,462	51,313	40,991	37,390	33,288	31,942
Adjusted net income (a)	62,341	64,506	51,161	46,492	16,455	16,259	9,780	5,364

Adjusted net income per share attributable to common shareholders of the Company (a)
Basic	0.44	0.46	0.36	0.34	0.18	0.18	0.11	0.06
Diluted	0.42	0.44	0.35	0.33	0.17	0.18	0.11	0.06
(a)These amounts are non-IFRS measures. See “Non-IFRS Measures” section.
Quarterly Trend Analysis
The quarterly increase in revenue was primarily due to total volume organic growth as well as from acquisitions (SafeCharge in August 2019, Smart2Pay in November 2020, Base Commerce in January 2021, Mazooma in August 2021, Simplex and Paymentez in September 2021).
The quarterly increase in cost of revenue is primarily due to organic growth as well as acquisitions.
The quarterly increase in selling, general and administrative expenses is primarily due to organic growth, acquisitions, as well as higher share-based payment due to the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Incentive Plan as part of the Company’s TSX listing in September 2020, as well as options, PSUs and RSUs granted in 2021.

Financial Position data

(In thousands of U.S. dollars, except for percentages)	September 30, 2021	December 31, 2020	Change
	$	$	$	%

Trade and other receivables	43,276	32,055	11,221	35
Intangible assets	756,593	524,232	232,361	44
Goodwill	1,133,864	969,820	164,044	17
Total Assets	2,893,408	2,247,769	645,639	29
Trade and other payables	98,492	64,779	33,713	52
Loans and borrowings	501,385	212,726	288,659	136
Total Liabilities	1,316,256	789,880	526,376	67
Deficit	(119,557)	(211,042)	91,485	n.m.
Trade and other receivables and payables. The increase mainly reflects the Company's organic and acquisition-related growth.
Intangibles assets and goodwill. The increase was mainly driven by the acquisitions of Base, Mazooma, Simplex and Paymentez in 2021.
Loans and borrowings. The increase in loans and borrowing is mainly explained by the borrowing of $300 million under the amended term loan facility on June 18, 2021 to fund a portion of the Mazooma, Simplex and Paymentez acquisitions in the third quarter of 2021.
Deficit. the decrease in deficit of $91.5 million is explained by the net income attributable to common shareholders of the Company for the nine months ended September 30, 2021.
Liquidity and Capital Resources
Overview
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•Our ability to generate cash flows from our operations;
•The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•Our capital expenditure requirements.
The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.
Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in our selective acquisitions and product and technology, as well as operations, selling and general and administrative expenses and debt service.
The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. The Company’s use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out of its internally generated cash flows and funds drawn from its long-term credit facilities.
The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement for the Company's credit facility. Under its credit facility, the Company must maintain a total leverage ratio of less than or equal to 8.00 : 1.00 for the current period, with the ratio decreasing year over year every October 1st, until it reaches 6.50 : 1.00 for the period after September 30, 2023. As at September 30, 2021, the Company was in compliance with this requirement.

On June 18, 2021, the Company renegotiated the terms of its credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $212 million to $512 million in the form of term loans and from $100 million to $350 million in the form of a revolving facility. Outstanding principal of the term loan will be payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. Concurrently with the execution of the amended agreement, the Company borrowed $300 million under the amended term loan facility to fund a portion of the Mazooma, Simplex and Paymentez acquisitions.
On September 28, 2021 the Company renegotiated the terms of its credit facility to increase the total financing capacity available under the revolving facility from $350 million to $385 million.
In addition to the cash balances, as at September 30, 2021, the Company had a $385 million revolving credit facility available to be drawn to meet ongoing working capital requirements.
As at September 30, 2021 the Company had letters of credit issued totaling $46.1 million.
On December 7, 2020, the Company filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The base shelf prospectus allowed Nuvei and certain of its security holders to qualify the distribution by way of prospectus in Canada, and the U.S., of up to $850 million of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. On May 20, 2021, the Company amended its short form base shelf prospectus to increase the amount available under the base shelf prospectus from $850 million to $1,800 million. On October 4, 2021, the Company filed a Form F-10 to allow for sales of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, into the United States. The amount available under the base shelf prospectus has been decreased by the amount of the transactions described below.
On March 24, 2021, the Company closed a secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer, our Founder, Chair and Chief Executive Officer, CDP Investissements Inc., a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, and David Schwartz, our Chief Financial Officer of an aggregate of 9,169,387 Subordinate Voting Shares, at a purchase price of $60.22 per Subordinate Voting Share for total gross proceeds to the Selling Shareholders of approximately $552 million. On June 7, 2021 the Company closed another secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., CDP Investissements Inc. as well as three members of the management team of an aggregate of 7,165,378 Subordinate Voting Shares, at a purchase price of $69.78 per Subordinate Voting Share for total gross proceeds to these sellers of approximately $500 million. These offerings resulted in the conversion of 15,833,188 multiple voting shares of the Company (the “Multiple Voting Shares”) into Subordinate Voting Shares on a one for one basis and had no impact on the Company’s liquidity and capital position.
On August 3, 2021, in connection with its acquisition of Mazooma, the Company issued 138,522 Subordinate Voting Shares to the sellers as a consideration for approximately 24% of the purchase price.
On October 8, 2021, Nuvei completed its Nasdaq listing in the United States issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of $123.14 per Subordinated Voting Share, for aggregate gross proceeds of approximately $424.8 million. In connection with this offering, Nuvei's Subordinate Voting Shares started trading in U.S. dollars on the Nasdaq under the symbol "NVEI". Following the Nasdaq listing, on October 13, 2021, Nuvei voluntarily delisted its "NVEI.U" U.S. dollar ticker from the TSX. Nuvei's Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol "NVEI".
We believe that our available cash, cash flows generated from operations, loans and borrowings available to us will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.

Cash Flows

	Nine months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Cash flow from (used in):
Operating Activities	201,885	48,969	152,916	n.m.
Investing Activities	(387,501)	7,821	(395,322)	n.m.
Financing Activities	298,210	(18,822)	317,032	n.m.
Effect of movements in exchange rates on cash	(4,582)	1,386	(5,968)	n.m.
Net increase in cash	108,012	39,354	68,658	174
Cash – beginning of period	180,722	60,072	120,650	201
Cash - end of period	288,734	99,426	189,308	190
Cash Flows From Operating Activities
For the nine months ended September 30, 2021, $201.9 million of cash was generated from operating activities compared to $49.0 million for the nine months ended September 30, 2020. The increase was primarily due to the total volume organic growth and, to a lesser extent, the Company's acquisitions. The interest paid in the nine months ended September 30, 2021 decreased by $32.7 million compared to the same period in 2020, reflecting the partial repayment of the debt in September 2020. This was partially offset by the increase in income taxes paid of $3.7 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.
Cash Flows From (Used in) Investing Activities
For the nine months ended September 30, 2021, $387.5 million of cash was used in investing activities. This resulted primarily from the cash consideration for the Company's acquisitions, net of cash acquired. For the nine months ended September 30, 2020, $7.8 million of cash was generated from investing activities, mainly derived from the net proceeds from the sale of CreditGuard, a wholly owned subsidiary of the Company.
Cash Flows From (Used in) Financing Activities
For the nine months ended September 30, 2021, $298.2 million of cash was generated from financing activities mainly reflecting proceeds from loans and borrowings. For the nine months ended September 30, 2020, cash from financing activities mainly reflected net repayment of loans and borrowings, as well as proceeds from the TSX listing in September 2020.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions
For related party transactions, see note 14 in the Interim Financial Statements.
Financial Instruments and Other Instruments
In the ordinary course of its business activities, the Company is exposed to various market risks that are beyond its control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of its financial assets and liabilities, future cash flows and profit. Its policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Please refer to the “Risks Relating to Our Business and Industry” section of the AIF.)

Credit and Concentration Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Cash and Processor Deposits
The credit risk associated with cash, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.
Trade and Other Receivables
The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.
There is a concentration of credit risk as of September 30, 2021, with respect to the Company’s receivables from its main processors, which represented approximately 35% (December 31, 2020 – 33%) of trade and other receivables.
Advances to Third Parties
The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when the Company becomes entitled to payment under the agreements.
Foreign Currency Risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company’s operating results. The Company does not currently enter into arrangements to hedge its foreign currency risk.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company does not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit or loss.
All loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations.
Critical Accounting Policies and Estimates
The preparation of the Interim Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Interim Financial Statements include the following:

Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.
Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates, discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. A provision for losses on merchant accounts is maintained to absorb chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.
Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect management’s estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. Management must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.
Fair Value of Share-based Payment Transactions. The Company recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.
When granting share-based payment compensation with performance conditions, the Company assesses whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and revises those estimates and related expense until the final outcome is known.

Recently Issued Accounting Standards Not Yet Adopted
The IASB has issued new standards and amendments to existing standards which will be applicable to the Company beginning on January 1, 2022. There has been no significant update to the standards and interpretations issued but not yet adopted described in the Note 3 of the Consolidated Financial Statements.
Outstanding Share Data
As of November 5, 2021, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 66,886,233 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
As of November 5, 2021, there were 2,582,543 options outstanding under the Company’s legacy stock option plan dated September 21, 2017 and 6,321,141 options outstanding under the Company’s Amended and Restated Omnibus Incentive Plan. Each such option is or may become exercisable for one Subordinate Voting Shares.
As of November 5, 2021, there were 8,613 Deferred Share Units, 208,948 Restricted Share Units and 1,395,169 Performance Share Units outstanding under the Company’s Amended and Restated Omnibus Incentive Plan.
Risk Factors
In addition to all other information set out in this MD&A, our Interim Financial Statements, audited consolidated financial statements and notes for the fiscal year ended December 31, 2020 and related Management’s Discussion and Analysis, as well as and under “Risk Factors” in our Annual Information Form, the following specific factors could materially adversely affect us and/or our business, financial condition and results of operations. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.
The disclosure regarding recently completed acquisitions and adjusted financial information in respect of such acquisitions included in this MD&A is based on information provided to the Company by the relevant sellers, and may not be accurate or complete
This MD&A contains disclosure regarding recently completed acquisitions and adjusted financial information in respect of such acquisitions that is based on information provided to the Company by the relevant sellers. Although the Company conducts what it believes to be a sufficient level of investigation in connection with acquisitions, an unavoidable level of risk remains regarding the accuracy and completeness of the information provided to the Company by the relevant sellers. The Company has not independently verified the accuracy or completeness of such information, and there may be events which may have occurred with respect to the acquired businesses or which may affect the completeness or accuracy of the information provided by the relevant sellers which are unknown to the Company. The adjusted financial information contained in this MD&A in respect of recently completed acquisitions is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the relevant acquisitions been completed at the relevant times, nor is it indicative of the future operating results or financial position of the acquired companies being operated as a part of the Company. Such unaudited financial information reflects assumptions and adjustments that are based upon preliminary estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Accordingly, the final acquisition-related adjustments may differ materially from the adjustments reflected therein.

The Company has incurred and will continue to incur increased costs as a result of recently becoming a public company in the United States, and its management has devoted and will be required to devote substantial time to United States public company compliance programs.
As a public company in the United States, the Company has incurred and will continue to incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, financial condition and results of operations.
If the Company does not comply with new United States laws, regulations and standards to the satisfaction of regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be harmed. In the future, it may be more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for the Company to attract and retain qualified members of the Company’s Board of Directors and its committees.
The United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that the Company is not able to demonstrate compliance with the Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that the Company is unable to produce timely or accurate financial statements, investors may lose confidence in the Company’s operating results and the price of the Subordinate Voting Shares could decline. In addition, if the Company is unable to continue to meet these requirements, the Company may not be able to become and/or remain listed on the Nasdaq.
The Company’s independent registered public accounting firm will be required to attest to the effectiveness of the Company’s internal control over financial reporting only after a delay permitted for a newly-public company in the United States. Even if the Company’s management concludes that the Company’s internal controls over financial reporting are effective, its independent registered public accounting firm may issue an adverse opinion on the Company’s internal control over financial reporting if it is not satisfied with the Company’s controls or the level at which the Company’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the Company.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file different information with the SEC than that required to be filed by U.S. domestic public companies.
We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the U.S. Exchange Act. In addition, our officers and directors and beneficial owners of 10% or more of our Shares are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and related rules with respect to their purchases and sales of our securities. While we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws, the reporting deadlines under the corresponding Canadian insider reporting rules are longer than under Section 16 of the U.S. Exchange Act and the related rules. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as public companies organized in the United States. Accordingly, there may be less publicly available information concerning our company than there is for U.S. domestic public companies.

As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic public companies.
As a foreign private issuer, through a multijurisdictional disclosure system adopted in the United States and Canada, we will file annual reports on Form 40-F on the date on which we file our annual information form and related documents in Canada, and we file with the SEC reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders are not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
For so long as we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to a U.S. issuer.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow certain Canadian corporate governance practices. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. domestic public companies listed on Nasdaq.
For example, we are exempt from Nasdaq regulations that require a listed U.S. company to (i) obtain shareholder approval for certain issuances of securities, and (ii) have a minimum quorum for any meeting of shareholders of 33 1/3% of the outstanding voting shares.
In accordance with the Nasdaq listing rules, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the U.S. Exchange Act, both of which are also applicable to Nasdaq listed companies organized in the United States. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq listed companies organized in the United States, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, under Rule 10A-3 of the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. The audit committee currently consist of four members, two of whom meet the criteria for independence set forth in Rule 10A-3. However, our board of directors intends to cause our audit committee to comply with the transition rules within the applicable time periods.
Although we currently comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all of any other Nasdaq corporate governance rules where we are permitted to follow our home country governance requirements in lieu of such Nasdaq rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to U.S. domestic public companies.

The Company is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.
The Company is governed by the Canada Business Corporation Act (“CBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a simple majority vote; and (ii) under the CBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.
The Company’s by-laws provide that unless the Company agrees or consents otherwise, the courts of the Province of Québec shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the CBCA, which could limit its shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with, the Company, its directors, officers and other employees.
The courts of the Province of Québec and appellate courts therefrom shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim for breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the articles or by-laws of the Company (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the Company’s “affairs” (as defined in the CBCA). Such exclusive forum provision in the Company’s by-laws will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.
Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Company’s shares or assets.
A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold the Subordinate Voting Shares may be imposed by the Competition Act (Canada). This law permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company. Otherwise, there are no limitations either under the laws of Canada or in the articles on the rights of non-Canadians to hold or vote the Subordinate Voting Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Company’s shareholders.

As the Company is a Canadian corporation and some of its directors and officers are resident in Canada, it may be difficult for United States shareholders to effect service on the Company or to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.
The Company is incorporated under the federal laws of Canada with its principal place of business in Canada, most of its directors and officers are residents of Canada, and many of the Company’s assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.
Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
We may lose our foreign private issuer status which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act applicable to public companies organized in the United States. We may no longer be a foreign private issuer as early as January 1, 2023, which would require us to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act applicable to public companies organized in the United States. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities (based on number or voting power) must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the U.S. Exchange Act reporting and other requirements applicable to public companies organized in the United States, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic public company may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to public companies organized in the United States, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

There could be adverse tax consequences for our U.S. shareholders if we are a passive foreign investment company.
U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes.
Based on the expected composition of our income and assets we do not believe that we were a PFIC for the 2020 taxable year, and we do not expect to be a PFIC in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. holder owned Subordinate Voting Shares, such U.S. holder would be subject to certain adverse U.S. federal income tax consequences as discussed under “U.S. Federal Income Tax Considerations”. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Subordinate Voting Shares.
Controls and Procedures
Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in documents filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The DC&P are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), along with Management, have evaluated and concluded that the Company’s DC&P at September 30, 2021 provide reasonable assurance that significant information relevant to the Company, including information relating to its subsidiaries, is reported to them during the preparation of documents filed with the securities regulatory authorities.
Internal Controls over Financial Reporting
The CEO and CFO are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework that the CEO and CFO used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission. The CEO and CFO have evaluated, or caused to be evaluated under their supervision, whether there were changes to internal controls over financial reporting during the period ended September 30, 2021 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such required changes were identified through their evaluation.

Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any DC&P or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and DC&P excluded the controls, policies, and procedures of Smart2Pay, which was acquired on November 2, 2020, Base Commerce, which was acquired on January 1, 2021, Mazooma, which was acquired on August 3, 2021, Simplex and Paymentez, which were acquired on September 1, 2021. On a combined basis, these entities’ contributions to our consolidated statements of profit of loss and comprehensive income or loss for the nine months ended September 30, 2021 was approximately 18% of total revenues. Additionally, as at September 30, 2021 , these entities’ current assets and current liabilities, on a combined basis, represented approximately 16% and 19%, respectively of our consolidated current assets and current liabilities, and combined non-current assets, which includes intangible assets and goodwill from these acquisitions, represented approximately 41% of our consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed as at the date of these acquisition are described in Note 4 of the Consolidated Financial Statements and the Interim Financial Statements.
Additional Information
Additional information relating to the Company, including the Consolidated Financial Statements, the Interim Financial Statements and the AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.